SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press release dated March 7, 2005 regarding Registrant’s results for the financial year ended December 31, 2004 and key performance indicators for the quarter ended December 31, 2004.

1.2	Announcement dated March 7, 2005 regarding Registrant’s audited results for the year ended December 31, 2004 and unaudited key performance indicators for the quarter ended December 31, 2004.

1.3	Announcement dated March 7, 2005 regarding termination of the HTIL group’s obligation to acquire the entire interest of Aircel Limited and Aircel Cellular Limited.

1.4	Announcement dated March 7, 2005 regarding the appointment of Mr. Cliff Chiu Man Woo as an executive director of the Registrant with effect from March 8, 2005.

1.5	Announcement dated March 7, 2005 regarding the audited results of Hutchison Global Communications Holdings Limited for the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

FOR IMMEDIATE RELEASE

Hong Kong, 7 March 2005

HUTCHISON TELECOM

ANNOUNCES RESULTS FOR FINANCIAL YEAR ENDED 2004 AND Q4 KPIs

Key highlights

•	2004 turnover was up 48.1% to HK$15.0 billion

•	Turnover increases in all markets, with particularly strong growth in India

•	Mobile customer base grew to 12.6 million, a 47.3% increase from the start of 2004

•	Mobile customer base increased 8.3% during the fourth quarter

•	ARPUs were relatively stable across all markets, despite strong competition

Financial highlights

	2004			2003	Change
	HK$’million			HK$’million
Turnover		14,960		10,104	48.1%
Operating Profit		1,859		869	113.9%
Operating Profit excluding one-time gain		559		869	(35.7)%
Profit (loss) attributable to shareholders		72		(214)	—
Earnings per share	HK$	0.02	HK$	(0.05)	—

Hutchison Telecommunications International Limited (“Hutchison Telecom” or the “Company”; SEHK: 2332, NYSE: HTX) today announced a robust 48.1% increase in Group turnover, with all operating companies performing well in highly competitive markets. This reflects strong growth in the Company’s customer base across all its markets, where the overall number of customers grew 47.3% to 12.6 million as at 31 December 2004.

Each of the Group’s operating companies reported increased turnover in 2004, with particularly strong growth in India, which contributed 47.4% of Group turnover, whilst Hong Kong represented 42.9% (mobile 24.8% and fixed 18.1%) and Thailand 8.1%.

The Group’s operating profit, including share of net profits of associated companies, also increased to HK$1,859 million, supported by strong operating results especially from India and Israel. Excluding a one-time gain of HK$1,300 million realised on the disposal of shares, the underlying operating profit was HK$559 million.

Whilst its turnover and customer base grew, the Group also introduced initiatives to lower its cost base so as to further enhance financial performance and organizational efficiency.

Commenting on the results, Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “We are delighted to announce strong growth in earnings and customers in our first full-year results announcement as a public company. These results reflect our ability to build businesses and maintain leadership positions in very competitive markets and to create value for shareholders.

“In many of the countries in which we operate we recorded rapid increases in the number of customers, underscoring the huge potential of these markets. The recent licence award in Vietnam offers exciting prospects that we expect will provide a platform to further drive our growth.”

Tim Pennington, Chief Financial Officer of Hutchison Telecom, said: “We continue to see strong momentum in customer base growth and ARPUs were relatively stable in most of our markets despite intense competition. Since the IPO we have introduced a number of cost saving initiatives, and we are continually reviewing opportunities for synergies to further strengthen the Group’s competitive position.”

The Company did not declare any dividends for the year ended 31 December 2004.

Key markets review

India

•	Customer base increased 74.7% from 2003 to 7.2 million

•	Turnover increased 57.7% to HK$7,093 million

•	EBITDA increased 42.7% to HK$2,201 million

Growth in the India business continued to be strong, reflecting the growth of the overall market and the Group’s position within the market. In Q4 2004, the customer base increased 12.7% and despite strong competition, average revenue per user (“ARPU”) remained constant at INR589 on the previous quarter.

The Company also announced today that the preliminary agreement to acquire Aircel was mutually terminated.

Hong Kong and Macau

Hong Kong and Macau Mobile

•	Customer base increased 12.2% from 2003 to 2.2 million

•	Turnover increased 6.6% to HK$3,714 million

•	EBITDA of HK$316 million

Hutchison Telecom continued to be the largest operator in Hong Kong in terms of the number of mobile customers and maintained its technology leadership position through the introduction of 3G services in early 2004. As at 31 December 2004, the Group had over 1,350 3G cell sites, giving it 99% population coverage, which is more than any other 3G network in Hong Kong.

Despite intense competition and general downward trend in the market, the Group was able to increase turnover for the first time in three years, driven by 3G revenues.

Hong Kong Fixed Line

•	Turnover increased 65.9% to HK$2,701 million

•	EBITDA increased approximately 5.5% to HK$704 million

The Group, through Hutchison Global Communications Limited (“HGC”), operates a state-of-the-art fibre-network reaching over 1.2 million households and over 5,000 buildings. It also operates the largest fibre optic pipe to Mainland China. In terms of growth in revenues and profits, HGC’s performance has been one of the most impressive amongst its peers. Please refer to the announcement issued today by Hutchison Global Communications Holdings Limited on its consolidated results for the financial year ended 31 December 2004.

Thailand

•	Customer base increased to 615,000

•	Turnover increased to HK$1,219 million

•	EBITDA loss reduced to HK$280 million as customer base continued to grow

The Group is the only operator in Thailand operating on a high speed CDMA2000 network. It increased its market share by differentiating its services by offering its customers a high-speed multimedia service in 25 provinces that is not available anywhere else in Thailand.

Israel

•	Customer base increased 11.3% from 2003 to 2.3 million

•	Contribution to operating profit up 26.9% to HK$755 million

Partner Communications Company Ltd. (“Partner”), a listed associate company of the Group, demonstrated its ability to continue grow its business in a highly competitive market. In December 2004, Partner became the second company within the Group to launch 3G services.

If the announced buyback of Partner shares is completed, Hutchison Telecom’s interest in Partner will increase to more than 50%.

Appointment of new director

The Company is delighted to announce today the appointment of Cliff Chiu Man Woo, its Chief Technology Officer, to its board of directors.

Outlook

The Group remains very positive about its performance going forward and expects double-digit Group turnover growth to continue. It anticipates double-digit mobile customer growth and to see all of its businesses make net customer additions. As in 2004, the Group expects India to be a key area of customer growth.

With a focus on driving rapid growth in the customer base, total capital expenditure in 2005 is expected to be around the same as in 2004. Approximately 60% of total capital expenditure is expected to go to continued investment in India, to build out new areas and increase capacity. About 25% of total capital expenditure is expected to be invested in Hong Kong, with the majority of the balance across Vietnam, Thailand and other operations.

- End -

Note to Editors:

Hutchison Telecommunications International Limited (“Hutchison Telecom”) is a leading global provider of telecommunications services. The Company’s business is currently in nine markets around the world.

Hutchison Telecom currently operates mobile and fixed telecom services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana. It expects to launch mobile services in Vietnam later this year. Hutchison Telecom was the first provider of 3G mobile services in Hong Kong, where it also provides broadband fixed-line services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange.” Hutchison Telecom is a listed company whose American depositary shares are quoted on the New York Stock Exchange under the symbol “HTX” and shares are listed on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com

For further information, please contact:

Citigate Dewe Rogerson

Jeanette Ng

Tel: 2533 4641

Mobile: 9885 1225

Email: jeanette.ng@citigatedr-hk.com

Sylvia Leung

Tel: 2533 4619

Mobile: 9033 5971

E-mail: sylvia.leung@citigatedr-hk.com

Forward-looking statements:

This release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecom’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Hutchison Telecom undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks uncertainties and assumptions. Hutchison Telecom cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from Hutchison Telecom’s forward-looking statements can be found in Hutchison Telecom’s filings with the United States Securities and Exchange Commission.

Caution statement:

The board of directors of HTIL wishes to remind investors that the following key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data. While non GAAP (generally accepted accounting principles) measures such as EBITDA (earnings before interest, taxation, depreciation and amortisation) and LBITDA (losses before interest, taxation, depreciation and amortisation) are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

Quarterly KPI Results

1. Customer base

Customer Base	Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,195	1,270	925	2,176	1,248	928	2,113	1,233	880	2,040	1,210	830	1,957	1,164	793
India	7,159	2,135	5,024	6,351	1,797	4,554	5,751	1,479	4,272	5,129	1,182	3,947	4,099	906	3,193
Israel	2,340	1,640	700	2,269	1,576	693	2,202	1,524	678	2,165	1,501	664	2,103	1,463	640
Thailand	615	362	253	585	407	178	530	429	101	379	379	—	224	224	—
Others	244			205			163			150			140

GROUP MOBILE TOTAL	12,553			11,586			10,759			9,863			8,523

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a SIM or USIM that has access to the network for any purpose, including voice, data or video services.
(2)	Post customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid customers are defined as prepaid SIM cards that have not been used up or expired at period end.
(5)	All numbers quoted as at last day of the quarter.
(6)	Others currently comprise Ghana, Paraguay and Sri Lanka.
(7)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.

2. ARPU (per user per month)

ARPU[1]		Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country		Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	156	210	40	151	205	36	152	207	36	146	201	33	160	212	39
India	INR	589	1,247	318	583	1,293	318	591	1,408	328	592	1,467	339	707	1,861	386
Israel	NIS	167			176			171			168			170
Thailand	THB	876	1,187	313	927	1,116	334	1,137	1,246	331	1,711	1,711	—	1,370	1,370	—
Others	USD	10.68			12.39			13.47			13.97			14.84

Notes:

(1)	ARPU is calculated as the total service revenues during the period divided by the weighted average number of activated customers in the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPIs use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	Service revenues are defined as the direct recurring service revenues plus roaming revenues.
(4)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.
(5)	Others currently comprise Ghana, Paraguay and Sri Lanka.

3. Minutes of use

MOU[1]	Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	407	573	50	396	558	51	377	535	46	368	523	43	383	528	45
India	337	625	219	334	662	211	343	731	218	348	775	224	333	732	221
Israel	288			291			283			280			276
Thailand	422	524	238	441	513	278	593	658	318	583	583	—	727	727	—
Others	179			184			178			175			173

Notes:

(1)	Minutes of Use - are the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of postpaid/prepaid activated customers for the period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPIs use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.

4. Churn (% per month)

Churn[1]	Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%	4.8%	2.7%	7.9%	4.3%	2.3%	7.1%	3.4%	2.2%	5.2%
India	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%	7.8%	5.5%	8.6%	6.4%	4.8%	6.9%	6.6%	5.3%	7.0%
Israel	1.0%			0.9%			1.1%			1.1%			1.1%
Thailand	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%	2.1%	1.8%	3.5%	0.5%	0.5%	—	10.0%	10.0%	—
Others	4.2%			2.4%			3.3%			2.2%			2.2%

Notes:

(1)	Churn % represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the subscriber numbers at the beginning of such period.
(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPIs use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period - the quarterly KPIs use three month average data whereas the Prospectus used 12 or 6 month average data.
(3)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.
(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.
(5)	n.m. indicates not meaningful.

Consolidated Income Statement

	Note		2003	2004		2004
			HK$ millions	HK$ millions		US$ millions
Company and subsidiary companies
Turnover	3,4		10,104		14,960		1,918
Cost of inventories sold			547		1,400		180
Staff costs			1,081		1,597		205
Depreciation and amortisation	4		2,262		3,059		392
Other operating expenses			5,936		9,098		1,166
Profit on partial disposal of a subsidiary company	5		—		1,300		167

Operating profit of company and subsidiary companies	4		278		1,106		142
Share of profits less losses of associated companies			591		753		96

Operating profit			869		1,859		238
Interest and other finance costs, including share of associated companies, net			970		1,054		135

(Loss) profit before taxation			(101)		805		103
Current taxation charge	6		22		105		13
Deferred taxation (credit) charge	6		(195)		384		49

Profit after taxation			72		316		41
Minority interests			286		244		32

Net (loss) profit attributable to shareholders			(214)		72		9

Dividends	7		—		—		—

(Loss) earnings per share	8	HK$	(0.05)	HK$	0.02	US$	0.002

For the notes to the income statement, please refer to the announcement dated 7 March 2005 issued by Hutchison Telecommunications International Limited and available on www.htil.com.

Consolidated Balance Sheet

	Note	2003	2004	2004
		HK$ millions	HK$ millions	US$ millions
ASSETS AND LIABILITIES
Non-current assets
Fixed assets		17,697	20,228	2,593
Other non-current assets		4,075	4,339	557
Goodwill		6,168	6,139	787
Deferred tax assets		910	844	108
Associated companies		1,581	1,846	237
Amounts due from related companies		543	—	—
Long term deposits		93	79	10

Total non-current assets		31,067	33,475	4,292

Cash and cash equivalents	9	1,993	2,102	270
Restricted cash	9	6	10	1
Other current assets	9	3,177	4,211	540
Bank loans		3,723	12,281	1,574
Other loans		1,556	1,316	169
Debentures		204	247	32
Other current liabilities	10	5,943	6,745	865

Net current liabilities		(6,250)	(14,266)	(1,829)

Total assets less current liabilities		24,817	19,209	2,463

Non-current liabilities
Long term loans		7,485	3,582	459
Amounts due to related companies		22,903	—	—
Deferred tax liabilities		46	148	19
Other long-term liabilities		15	124	16

Total non-current liabilities		30,449	3,854	494

Minority interests		743	1,068	137

Net (liabilities) assets		(6,375)	14,287	1,832

CAPITAL AND RESERVES
Share capital		—	1,125	144
Reserves		(6,375)	13,162	1,688

Shareholders’ (deficits) funds		(6,375)	14,287	1,832

For the notes to the balance sheet, please refer to the announcement dated 7 March 2005 issued by Hutchison Telecommunications International Limited and available on www.htil.com.

Exhibit 1.2

Hutchison Telecommunications International Limited

(a company incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Audited Results for the Year Ended 31 December 2004 and Unaudited Q4 2004 Key Performance Indicators

HIGHLIGHTS

	2004 HK$’ million		2003 HK$’ million		Changes
Turnover		14,960		10,104	48.1%

Operating profit		1,859		869[1]	113.9%
Profit (loss) attributable to shareholders		72		(214)	—
Earnings (loss) per share	HK$	0.02	HK$	(0.05)	—

•	Mobile customers increased by 8.3%, to 12.6 million in Q4
•	47.3% increase in mobile customers in 2004
•	Turnover increased by 48.1% to HK$15.0 billion
•	Operating profit excluding one time gain was HK$559 million

[1]	Interest income in 2003 has been reclassified to net off with interest and other finance costs, and shown as interest and other finance costs, net, to conform with current year’s presentation.

CHAIRMAN’S STATEMENT

The Group produced strong results for 2004 benefiting from its presence in rapid growth markets for mobile communications. We benefited from leading market positions in many of the major markets in which we operate and with the launch of 3G in Hong Kong and Israel during 2004 we are also well positioned to take advantage of the continuing leadership of those markets.

RESULTS

The Group’s turnover increased to HK$14,960 million in 2004, an increase of 48.1% compared to the previous year. Operating profit increased to HK$1,859 million, including a one time gain of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings Limited. Excluding this one time gain, operating profit was HK$559 million. Profits attributable to shareholders for the year were HK$72 million or HK$0.02 per share. Without the one time gain, the Group would have posted a loss attributable to shareholders of HK$1,228 million.

The Company did not declare any dividends for the year ended 31 December 2004.

OPERATIONS

Group review

Turnover for the year was HK$14,960 million, an increase of 48.1% over last year, reflecting the strong growth in our customer base which increased 47.3% to 12.6 million as at 31 December 2004. All of the Group’s divisions reported increased turnover in 2004 with particularly strong growth in India. India represented 47.4% of Group turnover, whilst Hong Kong mobile represented 24.8%, Hong Kong fixed represented 18.1% and Thailand 8.1%.

Mobile service turnover accounted for 79.3% of Group turnover, fixed telecommunications and other services accounted for 18.1% and the balance of 2.6% representing telecommunications products (such as handsets and accessories).

Operating profit increased to HK$1,859 million supported by strong operating results especially from India and Israel and lower start up losses in Thailand. Israel increased its contribution to operating profits by 26.9% to HK$755 million. Operating profits of the Company and subsidiaries were HK$1,106 million after the inclusion of the one time gain of HK$1,300 million. Excluding the one time gain, the recurring operating loss of the Company and subsidiaries were HK$194 million (2003 - HK$278 million) largely due to lower operating profits of the Hong Kong mobile business and the growth costs of the Corporate Office consequent to the listing of the Group.

The Group has further strengthened its competitive positions within its markets through continued investment. Overall, capital expenditure in 2004 totalled HK$4,677 million, down by 15.7% over 2003.

Operations review

India

Growth in our India business continues to be strong reflecting the growth of the overall market and the Group’s position within the market.

As at 31 December 2004 our customer base in India was 7.2 million, an increase of 12.7% on the previous quarter and 74.7% higher than at the same time last year. The post paid customer base now represents 29.8% of the total customer base, compared to 28.3% in the previous quarter and 22.1% at the start of the year. ARPU remained constant at INR589 on the previous quarter reflecting relatively unchanged average minutes of use. ARPU fell 16.7% from the same quarter in 2003 as a result of renewed focus on the post paid affordability, coupled with post paid customer growth.

Reflecting the growth in our customer base, turnover increased by 57.7% to HK$7,093 million and earnings before interest, taxation, depreciation and amortisation (“EBITDA”) increased to HK$2,201 million, an increase of 42.7% from 2003. Operating profits increased by 100.6% to HK$1,344 million due to the strong operating performance and lower depreciation and amortisation. Amortisation of goodwill was nil in 2004 (2003 - HK$242 million), due to the adoption of Hong Kong Financial Reporting Standards (“HKFRS”) No. 3 which requires goodwill amortisation to cease from 1 January 2004.

We continue to invest in extending the operations in India and during the year, we launched three new licence areas in Punjab, West Bengal and Uttar Pradesh (West). Capital expenditure was HK$2,463 million, which was 52.3% higher than in 2003, which reflects this increased investment.

Hong Kong and Macau

Our mobile business in Hong Kong maintained its position as the largest operator by customers and through the introduction of 3G services in early 2004 established itself as the technology leader.

Hong Kong and Macau ended the year with 2.2 million customers, constant compared to Q3 and 12.2% higher than at the end of 2003. ARPU for Q4 2004 increased by 3.3% on the previous quarter to HK$156 reflecting seasonal factors and the impact of higher ARPU 3G customers within the overall customer base mix. ARPU was 2.5% lower than that in the same period in 2003.

Despite intense competition, turnover increased 6.6% compared to 2003 to HK$3,714 million, which was driven by higher customer numbers as well as increased roaming turnover. Turnover was somewhat lower in 2003 as our business suffered from the effects of the outbreak in Hong Kong of severe acute respiratory syndrome (SARS), which led to temporarily lower roaming turnover as visits to and outside Hong Kong by business and leisure travellers decreased during that period. EBITDA fell to HK$316 million from HK$1,171 million in the previous year reflecting the impact of restructuring costs arising from the cost saving initiative announced on 5 January 2005 (see Recent Events - Cost Saving Initiatives) and the start up costs of the 3G launch. Operating losses for the year of HK$534 million, compared to an operating profit of HK$606 million in 2003, was because of the restructuring and 3G start-up costs together with higher depreciation and amortisation, which were 50.4% higher than those in 2003 as we commenced the depreciation of the 3G network following commercial launch.

Capital expenditure fell to HK$557 million from HK$1,280 million in 2003 reflecting the completion of the initial investment in building the basic infrastructure of a territory wide 3G network. As at 31 December 2004 we had over 1,350 3G cell sites giving us 99% population coverage, which is more than any other 3G network in Hong Kong.

Our fixed line business was listed through Hutchison Global Communications Holdings Limited on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) in 2004 following the business combination of Vanda Group, HGC Group and PowerCom Group. Since the business combination, the Group has been focusing on two core businesses - the provision of telecommunications services and IT solutions. Turnover for the year totalled HK$2,701 million, an increase of 65.9% over last year, which was partly attributable to the consolidation of Vanda in the Group’s results for the first time. The increase is mainly due to continued service expansion in the telecommunications division and contribution from the IT solutions division. Total operating profit for the year improved by 19.8% (after excluding one off gains of HK$24 million from Universal Service Contribution refund and HK$24 million from government rates adjustment in 2003) over last year to HK$218 million.

Capital expenditure was HK$717 million, 43.0% lower than in 2003, mainly due to lower prices and slower strategic rollout.

Thailand

Our Thailand operation commenced service in early February 2003. As the newest entrant in the Thai mobile communications market and the only operator in Thailand operating on a high speed CDMA2000 1X network, we have been able to increase our market share and differentiate our services in the market. We currently offer our customers a high-speed multimedia service in 25 provinces that is not available anywhere else in Thailand.

As at 31 December 2004 our customer base was 615,000, an increase of 5.1% on the previous quarter and 174.6% higher than at the start of the year. ARPU declined by 5.5% to THB876 on the previous quarter and by 36.1% on the same period in 2003 because following the launch of our prepaid service in early 2004. We saw an increasing proportion of our customer base coming from prepaid customers who typically have lower ARPU.

Turnover was up by 243.4% to HK$1,219 million and losses before interest, taxation, depreciation and amortisation (“LBITDA”) reduced from HK$808 million to HK$280 million as the customer base continued to grow. Operating losses decreased to HK$1,071 million in 2004, which was HK$42 million better than 2003.

Capital expenditure reduced to HK$876 million from HK$1,344 million in 2003 as we reached the end of the significant expenditure for network coverage.

Israel

Partner Communications Company Ltd. (“Partner”), a listed associate company of the Group, continued to perform well in a competitive market. In December 2004 Partner became the second company within the Group to launch 3G services.

Partner ended the year with 2.3 million customers, 3.1% higher than in the previous quarter and an 11.3% increase in the year, demonstrating its ability to continue to grow its business in a highly competitive market.

Partner’s contribution to Group operating profit increased by 26.9% to HK$755 million.

Others

The Group’s other businesses, Sri Lanka, Ghana and Paraguay, also contributed to the success of the business. The combined customer base increased to 244,000, which is a 19.0% increase on the previous quarter and 74.3% higher than the same period in 2003, largely driven by customer acquisition in Sri Lanka and Paraguay.

Turnover increased by 67.6% to HK$233 million and operating losses increased to HK$151 million after the increase in 2004 Corporate Office expenses, including new head count and indirect IPO related expenses.

Capital expenditure amounted to HK$64 million in 2004 compared to HK$48 million in 2003.

BASIS OF PREPARATION

As referred to in note 1 of the summary financial information below, on 22 September 2004, the Group and Hutchison Whampoa Limited (“HWL”), the Group’s ultimate holding company, undertook a restructuring (the “Restructuring”), in contemplation of the listing of the Group on the Hong Kong Stock Exchange and the New York Stock Exchange. HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications businesses in Hong Kong. Following the completion of Restructuring, the Company’s shares were listed on the New York Stock Exchange on 14 October 2004 and the Hong Kong Stock Exchange on 15 October 2004.

As discussed in note 2 to the summary financial information below, the Restructuring was accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests. The accompanying summary financial information has been prepared as if the Group had been in existence throughout the years ended 31 December 2003 and 2004 or since their respective dates of incorporation or acquisition.

RECENT EVENTS

Since 31 December 2004, a number of important events affecting the Company and its subsidiaries have occurred.

Cost Saving Initiatives

On 5 January 2005, the Company announced that as part of its ongoing efforts to improve financial performance amid the increasingly difficult market environment globally, particularly in Hong Kong, it had reviewed the cost components of a number of its operations and decided to outsource certain functions such as network and IT services and maintenance. As a result of the outsourcing, there was a reduction in total of around 750 staff of group companies in Hong Kong, around 86.8% of whom were from the mobile operations.

The measures were intended to enhance the financial performance and organisational efficiency of the Group and is expected to translate into more cost-effective operations while maintaining or exceeding current service levels to customers.

Reorganisation of Indian Operations

On 1 February 2005, the Group’s various mobile interests in India were reorganised under Hutchison Max Telecom Limited, the Group’s mobile telecommunications operator in Mumbai. The reorganisation has created one of the largest mobile companies in India and is expected to result in many operating synergies, including more efficient management and a more efficient use of resources and funds between the various operating companies. In addition, management believes that the new structured company will be better placed to access the debt and equity markets in India.

Offer to Sell Shares to Partner Communications

On 7 February 2005, three of the founding Israeli shareholders of Partner irrevocably offered to sell all of their Partner shares to Partner and another of the Israeli founding shareholders has an option to participate in the sale. On 23 February 2005, Partner’s Board of Directors approved the acceptance of the offer. Acceptance of the offer is subject to shareholders’ approval. If such approval is granted and all conditions precedent are satisfied, upon completion of the buy back the Group’s interest in Partner will increase from approximately 43% to over 50%.

Investment Licence for Vietnam

On 18 February 2005, Hutchison Telecommunications (Vietnam) S.ár.l. received an investment licence from the Ministry of Planning and Investment of Vietnam to permit it to engage in a business cooperation with Hanoi Telecommunication Joint Stock Company to build, develop and operate a mobile telecommunications network in Vietnam. The business cooperation will develop a CDMA2000 network to provide mobile telecommunications services in Vietnam. The licence has been granted for 15 years.

Termination of Aircel Acquisition

On 19 June 2004, Aircel Digilink India Limited (“ADIL”), one of the Group’s subsidiaries in India, signed a preliminary agreement with Aircel Tele Ventures Limited (“Vendor”) to acquire Aircel Limited and Aircel Cellular Limited (together “Aircel”). On 7 March 2005, ADIL and the Vendor entered into an agreement for the immediate termination of the Group’s obligation to acquire the entire interest in Aircel under the preliminary agreement.

OUTLOOK

In the coming year, on an organic basis, the Group anticipates double-digit mobile customer growth. We expect all of our businesses to make net customer additions but as with 2004, the major customer growth will come from India.

Driven by growing customer numbers and modest average ARPU attrition we expect a continuation of double-digit organic Group turnover growth.

We expect to see a continuing improvement in Group consolidated EBITDA margins when compared on a like-for-like basis with 2004.

Our depreciation charge will be higher in 2005 reflecting the full year amortisation of networks commencing operations in 2004.

For the 2005 financial year, total organic capital expenditure is expected to be around the same level as in 2004. There will be continued investment in India in building out the new licence areas and in building increased capacity, which will represent around 60% of the Group’s capital expenditure. A further approximately 25% will be invested in Hong Kong with the majority of the balance across Vietnam, Thailand and other operations.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 7 March 2005

Key performance indicators

Customer Base	Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,195	1,270	925	2,176	1,248	928	2,113	1,233	880	2,040	1,210	830	1,957	1,164	793
India	7,159	2,135	5,024	6,351	1,797	4,554	5,751	1,479	4,272	5,129	1,182	3,947	4,099	906	3,193
Israel	2,340	1,640	700	2,269	1,576	693	2,202	1,524	678	2,165	1,501	664	2,103	1,463	640
Thailand	615	362	253	585	407	178	530	429	101	379	379	—	224	224	—
Others	244	X	X	205	X	X	163	X	X	150	X	X	140	X	X

Group Mobile Total	12,553			11,586			10,759			9,863			8,523

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a SIM or USIM that has access to the network for any purpose, including voice, data or video services.

(2)	Postpaid customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)	Prepaid customers are defined as prepaid SIM cards that have not been used up or expired at period end.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5)	All numbers quoted as at last day of the quarter.

(6)	Others currently comprise Ghana, Paraguay and Sri Lanka.

(7)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.

ARPU[1]		Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	156	210	40	151	205	36	152	207	36	146	201	33	160	212	39
India	INR	589	1,247	318	583	1,293	318	591	1,408	328	592	1,467	339	707	1,861	386
Israel	NIS	167	X	X	176	X	X	171	X	X	168	X	X	170	X	X
Thailand	THB	876	1,187	313	927	1,116	334	1,137	1,246	331	1,711	1,711	—	1,370	1,370	—
Others	USD	10.68	X	X	12.39	X	X	13.47	X	X	13.97	X	X	14.84	X	X

Notes:

(1)	ARPU is calculated as the total service revenues during the period divided by the weighted average number of activated customers in the period.

(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPls use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period - the quarterly KPls use three month average data whereas the Prospectus used 12 or 6 month average data.

(3)	Service revenues are defined as the direct recurring service revenues plus roaming revenues.

(4)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.

(5)	Others currently comprise Ghana, Paraguay and Sri Lanka.

MOU[1]	Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	407	573	50	396	558	51	377	535	46	43	383	528	368	523	45
India	337	625	219	334	662	211	343	731	218	348	775	224	333	732	221
Israel	288	X	X	291	X	X	283	X	X	280	X	X	276	X	X
Thailand	422	524	238	441	513	278	593	658	318	583	583	—	727	727	—
Others	179	X	X	184	X	X	178	X	X	175	X	X	173	X	X

Notes:

(1)	Minutes of Use - are the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of postpaid/prepaid activated customers for the period.

(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPls use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period - the quarterly KPls use three month average data whereas the Prospectus used 12 or 6 month average data.

(3)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.

(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.

Churn[1]	Q4 2004 31 December 2004			Q3 2004 30 September 2004			Q2 2004 30 June 2004			Q1 2004 31 March 2004			Q4 2003 31 December 2003
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%	4.8%	2.7%	7.9%	4.3%	2.3%	7.1%	3.4%	2.2%	5.2%
India	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%	7.8%	5.5%	8.6%	6.4%	4.8%	6.9%	6.6%	5.3%	7.0%
Israel	1.0%	X	X	0.9%	X	X	1.1%	X	X	1.1%	X	X	1.1%	X	X
Thailand	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%	2.1%	1.8%	3.5%	0.5%	0.5%	—	10.0%	10.0%	—
Others	4.2%	X	X	2.4%	X	X	3.3%	X	X	2.2%	X	X	2.2%	X	X

Notes:

(1)	Churn % represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the subscriber numbers at the beginning of such period.

(2)	The basis for the calculation has been changed from the Prospectus in two material respects - (i) Customers - the quarterly KPls use “weighted” average subscribers whereas the Prospectus used “simple” average; and (ii) Period - the quarterly KPls use three month average data whereas the Prospectus used 12 or 6 month average data.

(3)	The data for Hong Kong for the period ended 31 December 2003 relates only to 2G services and that for the periods ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 relates to both 2G and 3G services.

(4)	Others currently comprise Ghana, Paraguay and Sri Lanka.

(5)	n.m. indicates not meaningful.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data. In addition, such key performance indicators, while commonly used by in the telecommunications industry as an indicator of operating performance, are not expressly permitted measures under generally accepted accounting principles (“GAAP”) in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to equivalent GAAP measures as an indicator of the operating performance of the Group. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance.

SUMMARY OF RESULTS

	Note	2003 HK$ millions		2004 HK$ millions		2004 US$ millions
Company and subsidiary companies
Turnover	3,4		10,104		14,960		1,918
Cost of inventories sold			547		1,400		180
Staff costs			1,081		1,597		205
Depreciation and amortisation	4		2,262		3,059		392
Other operating expenses			5,936		9,098		1,166
Profit on partial disposal of a subsidiary company	5		—		1,300		167

Operating profit of company and subsidiary companies	4		278		1,106		142
Share of profits less losses of associated companies			591		753		96

Operating profit			869		1,859		238
Interest and other finance costs, including share of associated companies, net			970		1,054		135

(Loss) profit before taxation			(101)		805		103
Current taxation charge	6		22		105		13
Deferred taxation (credit) charge	6		(195)		384		49

Profit after taxation			72		316		41
Minority interests			286		244		32

Net (loss) profit attributable to shareholders			(214)		72		9

Dividends	7		—		—		—

(Loss) earnings per share	8	HK$	(0.05)	HK$	0.02	US$	0.002

CONSOLIDATED BALANCE SHEET

		2003 HK$ millions	2004 HK$ millions	2004 US$ millions
ASSETS AND LIABILITIES
Non-current assets
Fixed assets		17,697	20,228	2,593
Other non-current assets		4,075	4,339	557
Goodwill		6,168	6,139	787
Deferred tax assets		910	844	108
Associated companies		1,581	1,846	237
Amounts due from related companies		543	—	—
Long term deposits		93	79	10

Total non-current assets		31,067	33,475	4,292

Cash and cash equivalents	9	1,993	2,102	270
Restricted cash	9	6	10	1
Other current assets	9	3,177	4,211	540
Bank loans		3,723	12,281	1,574
Other loans		1,556	1,316	169
Debentures		204	247	32
Other current liabilities	10	5,943	6,745	865

Net current liabilities		(6,250)	(14,266)	(1,829)

Total assets less current liabilities		24,817	19,209	2,463

Non-current liabilities
Long term loans		7,485	3,582	459
Amounts due to related companies		22,903	—	—
Deferred tax liabilities		46	148	19
Other long-term liabilities		15	124	16

Total non-current liabilities		30,449	3,854	494

Minority interests		743	1,068	137

Net (liabilities) assets		(6,375)	14,287	1,832

CAPITAL AND RESERVES
Share capital		—	1,125	144
Reserves		(6,375)	13,162	1,688

Shareholders’ (deficits) funds		(6,375)	14,287	1,832

1.	RESTRUCTURING AND NATURE OF OPERATIONS

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. It is a subsidiary company of Hutchison Whampoa Limited (“HWL”), a conglomerate based in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”).

The Restructuring

On 22 September 2004, the Company and HWL undertook the Restructuring in contemplation of the listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange, whereby HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

The Company and its subsidiary companies are collectively referred to as the “Group”. The direct and indirect subsidiary companies, associated companies and jointly controlled entities of HWL outside the Group are now collectively referred to as “related companies”.

As part of the Restructuring, the Company entered into a non-competition agreement with HWL, whereby the Group has the right, exclusive of HWL and related companies, to engage in the telecommunications business in Asia, Europe (excluding the European Union pre the 2004 enlargement), the Middle East, Africa and South America (except Argentina). The Company has been granted an option to acquire HWL’s mobile telecommunications related interests in Argentina at HWL’s investment cost plus interest. The option expires on 22 September 2007, being three years after the date of the Restructuring with a further right of first refusal thereafter.

As part of the Restructuring, the net amount due to related companies amounting to HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

Following the completion of the Restructuring, the Company’s shares were listed on the New York Stock Exchange on 14 October 2004 and the Hong Kong Stock Exchange on 15 October 2004.

Nature of Operations

The Group is engaged in mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

2.	BASIS OF PREPARATION

The Restructuring was accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests. The accompanying summary financial information has been prepared as if the Group had been in existence throughout the years ended 31 December 2003 and 2004 or since their respective dates of incorporation or acquisition. The accompanying consolidated balance sheet at 31 December 2003 was prepared to present the financial position of the Group as if the current group structure had been in existence as of 31 December 2003. All significant intercompany transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies, have been accounted for in arriving at the Group’s net profit or loss attributable to shareholders and net assets or liabilities.

On this basis, the summary financial information of the Group includes the accounts of the Company and its subsidiary companies and also incorporates the Group’s interest in associated companies. Results of subsidiary companies and associated companies acquired or disposed of are included as from their effective dates of acquisition or up to the dates of disposal as the case may be.

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and are prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. With effect from 1 January 2004, the Group has early adopted HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. The early adoption of the current interpretation of these standards has resulted in a decrease of HK$540 million in goodwill amortisation expenses and an increase of HK$260 million in amortisation of customer acquisition costs, aggregating to a net benefit to operating profit of HK$280 million for the year ended 31 December 2004.

The Group has not early adopted other new HKFRSs except for those mentioned above in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3.	TURNOVER

Turnover comprises turnover from the provision of mobile telecommunications services and handset and accessory sales in both Hong Kong and outside Hong Kong and fixed telecommunications services in Hong Kong. An analysis of turnover of the Company and subsidiary companies is as follows:

	2003 HK$ millions	2004 HK$ millions
Mobile telecommunications services	8,031	11,858
Mobile telecommunications products	445	401
Fixed telecommunications and other services	1,628	2,701

	10,104	14,960

4.	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions, which is the basis on which the Group manages its worldwide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit (loss).

	Turnover		Operating profit (loss)
	2003 HK$ millions	2004 HK$ millions	2003 HK$ millions	2004 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications (note b)	3,485	3,714	606	(534)
Fixed telecommunications and other services	1,628	2,701	230	218
India	4,497	7,093	670	1,344
Thailand	355	1,219	(1,113)	(1,071)
Others (note a)	139	233	(115)	(151)

	10,104	14,960	278	(194)

Profit on partial disposal of a subsidiary company			—	1,300

			278	1,106

	Depreciation and amortisation		Capital expenditures
	2003 HK$ millions	2004 HK$ millions	2003 HK$ millions	2004 HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	565	850	1,280	557
Fixed telecommunications and other services	437	486	1,257	717
India	872	857	1,617	2,463
Thailand	305	791	1,344	876
Others (note a)	83	75	48	64

	2,262	3,059	5,546	4,677

Notes:

(a)	Others include Paraguay, Sri Lanka, Ghana and Corporate.

(b)	The operating loss of Hong Kong and Macau - Mobile telecommunications segment for the year ended 31 December 2004 includes an impairment loss on fixed assets of HK$142 million.

	2003 HK$ millions	2004 HK$ millions
Segment assets of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	8,393	8,092
Fixed telecommunications and other services	7,710	8,684
India	11,435	13,924
Thailand	5,071	5,391
Others (note a)	1,143	1,017

	33,752	37,108
Investment in associated companies
Hong Kong and Macau
Mobile telecommunications	—	3
Fixed telecommunications and other services	164	3
Israel	1,417	1,840

	1,581	1,846

Deferred tax assets
Hong Kong and Macau
Mobile telecommunications	474	373
India	379	374
Thailand	57	97

	910	844

Total assets	36,243	39,798

Segment assets comprise fixed assets, other non-current assets, goodwill, amounts due from related companies, long term deposits, cash and cash equivalents, restricted cash and other current assets.

	2003 HK$ millions	2004 HK$ millions
Segment liabilities of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	11,825	5,745
Fixed telecommunications and other services	8,419	666
India	12,398	7,750
Thailand	6,874	7,908
Others (note a)	2,284	2,137

	41,800	24,206
Current and deferred tax liabilities
Hong Kong and Macau
Fixed telecommunications and other services	—	16
India	29	70
Thailand	46	151

	75	237

Total liabilities	41,875	24,443

Segment liabilities comprise bank and other loans, debentures, other current liabilities, long term loans, amounts due to related companies and other long term liabilities.

Note

(a)	Others include Sri Lanka, Paraguay, Ghana and Corporate.

5.	PROFIT ON PARTIAL DISPOSAL OF A SUBSIDIARY COMPANY

The profit on partial disposal of a subsidiary company of HK$1,300 million arose from the disposal of a portion of shares in Hutchison Global Communications Holdings Limited by way of a share placement.

6.	TAXATION

	Current Taxation HK$ millions	Deferred Taxation HK$ millions	2003 Total HK$ millions	Current Taxation HK$ millions	Deferred Taxation HK$ millions	2004 Total HK$ millions
Hong Kong
Subsidiary companies	—	88	88	4	102	106
Associated companies	1	—	1	—	—	—
Outside Hong Kong
Subsidiary companies	21	201	222	101	68	169
Associated companies	—	(484)	(484)	—	214	214

	22	(195)	(173)	105	384	489

Hong Kong profits tax has been provided for at the rate of 17.5% (2003—17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable rates on the estimated assessable profits less available tax losses.

Thailand	30%
India	36.59%
Sri Lanka	35%
Paraguay	30%
Ghana	32.5%

The Indian entities benefit from certain tax incentives provided to the telecommunications industry under Indian tax laws. These incentives provide a deduction from taxable income of an amount equal to (a) 100% of profits derived from telecommunications business for the first 5 assessment years commencing at the choice of the Company, at any time during the Benefit Period defined below and (b) 30% of the profits for a further 5 assessment years. The deduction may be claimed, at the option of the Company, for any 10 consecutive assessment years out of 15 years beginning from the year in which the Company starts providing telecommunications service (“Benefit Period”).

The differences between the Group’s expected tax (credit) charge at respective applicable tax rate and the Group’s tax (credit) charge for the years were as follows:

	2003 HK$ millions	2004 HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	19	58
Income not subject to taxation	(14)	(219)
Expenses not deductible for taxation purposes	61	156
Recognition of previously unrecognised tax losses of subsidiary companies	(30)	(178)
Recognition of previously unrecognised tax losses of an associated company	(484)	—
Under provision in prior years	4	2
Tax losses not recognised	318	643
Effect of change in tax rate	(47)	27

Total taxation (credit) charge	(173)	489

7.	DIVIDENDS

The Company did not declare any dividends for the years ended 31 December 2003 and 2004.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the directors of the Company determine is no longer needed. As at 31 December 2004, the Group had consolidated accumulated losses of HK$5,923 million, representing accumulated losses in a majority of the Company’s subsidiaries. In relation to a HK$8 billion credit facility with ABN AMRO Bank N.V., the Company has agreed to not pay dividends to shareholders for so long as any amounts under that credit facility are outstanding. As at 31 December 2004, HK$1 billion was outstanding under this facility.

Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiaries in Hong Kong, India and Thailand are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

8.	(LOSS) EARNINGS PER SHARE

The calculation of basic (loss) earnings per share is based on net profit attributable to shareholders of approximately HK$72 million (2003 - net loss attributable to shareholders of HK$214 million) and on 4.5 billion ordinary shares issued upon the Restructuring, as described in Note 1 as if such shares had been outstanding for the years ended 31 December 2003 and 2004.

The amount of diluted earnings per share is equal to basic earnings per share as there were no potential dilutive ordinary shares in existence for the years ended 31 December 2003 and 2004.

9.	CURRENT ASSETS

	2003 HK$ millions	2004 HK$ millions
Stocks	628	485
Trade receivables, net of provision	895	1,719
Other receivables and prepayments	1,654	1,922
Receivable from related companies	—	85
Other current assets	3,177	4,211
Cash and cash equivalents	1,993	2,102
Restricted cash	6	10

	5,176	6,323

The Group has established credit policies for customers. The credit period granted for trade receivables ranges from 30 to 45 days.

At end of year, the ageing analysis of the trade receivables net of provision is as follows:

Current	488	1,092
31-60 days	182	251
61-90 days	78	115
Over 90 days	147	261

	895	1,719

Analysis of provision for doubtful debts is as follows:

At beginning of year	368	486
Exchange translation differences	12	5
Charge to operating expense	397	153
Write-off	(291)	(5)

At end of year	486	639

The short-term receivable from related companies is non-financing in nature and arose during the ordinary course of business.

10.	OTHER CURRENT LIABILITIES

	2003 HK$ millions	2004 HK$ millions
Trade payables	941	1,192
Accrued expenses and other payables	2,765	3,975
Deferred revenue	882	382
Receipts in advance	534	781
Capital expenditure accruals	719	258
Payable to related companies	73	68
Taxation	29	89

	5,943	6,745

At end of year, the ageing analysis of the trade payables is as follows:

Current	613	487
31-60 days	133	106
61-90 days	84	125
Over 90 days	111	474

	941	1,192

The short-term payable to related companies is non-financing in nature and arose during the ordinary course of business. As at 31 December 2004, included in payable to related companies is accrued interest payable amounting to HK$25 million (2003 - HK$37 million).

CAPITAL RESOURCES AND LIQUIDITY

The Group’s total shareholders’ funds increased to HK$14,287 million at 31 December 2004 compared to total shareholders’ deficits of HK$6,375 million at the end of last year. On 22 September 2004, the Group was restructured in preparation for its initial public offering. As part of that restructuring, HK$20,869 million of net loans from HWL were capitalised. Pro-forma shareholders funds after the capitalisation were HK$14,494 million.

Net debt of the Group was HK$15,328 million (2003 - HK$10,979 million) reflecting the continued investment in the Group. The ratio of our total debt to total assets was approximately 43.8%.

In May 2004, as amended in August 2004, we entered into a HK$8 billion secured revolving credit facility with ABN AMRO Bank N.V. As at 31 December 2004, HK$1 billion was outstanding under this facility.

As at 31 December 2004, we had cash and cash equivalents of HK$2,102 million (2003 - HK$1,993 million) of which 46.9% were denominated in HK dollars, 35.3% in Indian Rupees, 8.0% in Thai Baht, 4.9% in US dollars and 4.9% in other currencies.

The Group’s gross borrowings at 31 December 2004 were HK$17,430 million (2003 - HK$12,972 million) of which HK$4,110 million (2003 - HK$3,680 million) relates to the borrowings of the mobile operations in Hong Kong, HK$5,043 million (2003 - HK$4,213 million) to the India operations and HK$7,084 million (2003 - HK$5,059 million) to the Thai operations. The Group’s borrowings at 31 December 2004 are denominated and repayable as follows:

	HK$	INR	THB	JPY	USD	Others	Total
Within 1 year	29.6%	25.2%	7.1%	16.6%	0.5%	0.4%	79.4%
In year 2	—	3.7%	7.1%	6.5%	0.2%	—	17.5%
In year 3	—	—	0.3%	1.7%	0.3%	—	2.3%
In year 4	—	—	—	—	0.3%	—	0.3%
In year 5	0.1%	—	—	—	0.2%	—	0.3%
Beyond 5 years	0.1%	—	—	—	0.1%	—	0.2%

	29.8%	28.9%	14.5%	24.8%	1.6%	0.4%	100.0%

Except for the Japanese Yen loans that related to the Thai operations, the other non-HK dollar and non-US dollar denominated loans are mostly directly related to the Group’s businesses in the countries of the currencies concerned. The Group has entered into currency swap arrangement with banks to swap the Japanese Yen borrowings into Thai Baht borrowings to match currency exposure of the underlying businesses.

As at 31 December 2004, approximately 95.2% of the Group’s borrowings bear interest at floating rates and the remaining 4.8% are at fixed rates. The Group has entered into interest rate swap agreements with a major financial institution to swap floating rate borrowings of approximately HK$623 million principal amount into fixed rate borrowings. After taking into consideration these interest rate swaps, approximately 91.7% of the Group’s borrowings bear interest at floating rates and the remaining 8.3% are at fixed rates.

As at 31 December 2004, fixed assets and current assets of certain subsidiary companies amounting to HK$5,236 million and HK$95 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans and debentures of the Group is secured to the extent of HK$3,830 million (2003 - HK$1,422 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$1 million (2003 - HK$2,135 million).

The Group’s capital expenditures for 2004 totalled HK$4,677 million (2003 - HK$5,546 million), of which HK$2,463 million (2003 - HK$1,617 million) related to the India operations, HK$557 million (2003 - HK$1,280 million) related to Hong Kong and Macau mobile, HK$717 million (2003 - HK$1,257 million) related to Hong Kong fixed and HK$876 million (2003 - HK$1,344 million) related to Thailand. The capital expenditures were primarily funded from cash generated from operations and loans from commercial banks.

TREASURY POLICIES

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through our operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-HK and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps will be utilised when suitable opportunities arise. The use of financial derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

CONTINGENT LIABILITIES

At 31 December 2004, the Group had contingent liabilities in respect of performance guarantees and in respect of sales taxes payable on turnover earned from airtime, activation fees and/or monthly rentals amounting to HK$721 million (2003 - HK$547 million). The Company has provided a corporate guarantee with respect to a loan facility extended by an international bank to one of our Thai operations, which has a facility size of JPY11,000 million, of which JPY7,250 million (HK$552.7 million) was drawn as of 31 December 2004. The Group has no other outstanding guarantees as at year-end.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company meets the code provisions set out in the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005, except that the Chairman of the Board of Directors and /or Managing Director of the Company are not, whilst holding such office, subject to retirement by rotation. Such provision will be amended to comply with the Code.

GENERAL INFORMATION

The consolidated financial statements of the Company and its subsidiary companies for the year ended 31 December 2004 have been reviewed by the audit committee of the Company and audited by the Company’s auditors, PricewaterhouseCoopers. The auditors’ report will be included in the Annual Report to shareholders.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 5 May 2005. Notice of the Annual General Meeting will be published and issued to shareholders in due course.

NON-GAAP MEASURES

While non GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non GAAP results to investors, the Group considers the inclusion of non GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Frank John SIXT	Mr. Kevin WESTLEY

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

Further to the announcement of the Company dated 26 November 2004, the Board announces that on 7 March 2005 an agreement was entered into for the immediate termination of the Group’s obligation to acquire the entire interest in Aircel under the Preliminary Agreement.

The Directors believe that it is in the interest of the Company to enter into the Termination Agreement and do not expect such termination to have any material adverse effect on the business and financial position of the Group.

Reference is made to the announcement of the Company dated 26 November 2004 (the “November Announcement”) in relation to the Aircel Acquisition. Capitalised terms used herein shall have the same meanings as those defined in the November Announcement.

On 7 March 2005, ADIL and the Vendor entered into an agreement for the immediate termination of the Group’s obligation to acquire the entire interest in Aircel under the Preliminary Agreement (the “Termination Agreement”). The Termination Agreement was entered into as not all of the Conditions have been satisfied. Subject to the Vendor repaying the down payment of INR1,000,000,000 (approximately HK$178,600,000 at an exchange rate of INR5.60 to HK$1.00) together with any interest accrued thereon, neither party will have any liability or obligation to the other in relation to the Preliminary Agreement.

The Directors believe that it is in the interest of the Company for ADIL to enter into the Termination Agreement and do not expect such termination to have any material adverse effect on the business and financial position of the Company or its subsidiaries (together the “Group”).

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY

Non-executive Directors:

Mr. FOK Kin-ning, Canning

Mrs. CHOW WOO Mo Fong, Susan

Mr. Frank John SIXT

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 7 March 2005

Exhibit 1.4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of the Company is pleased to announce that Mr. Cliff Chiu Man WOO has been appointed as an Executive Director of the Company with effect from 8 March 2005.

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) is pleased to announce that Mr. Cliff Chiu Man WOO has been appointed as an Executive Director of the Company with effect from 8 March 2005.

Mr. Woo, aged 51, joined the Company as the Chief Technology Officer in September 2004. Prior to joining the Company, Mr. Woo had been the deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited (“HTHK”) since 2000, having joined HTHK in 1998. In his role as deputy managing director and wireless network director, Mr. Woo oversaw and led HTHK in the development and operations of its 3G, GSM, PCS and CDMA wireless networks and was involved in defining strategies for its network and service evolution. Mr. Woo has also in recent years assisted in the 3G handset development and strategies deployment of the Hutchison Whampoa group. Mr. Woo holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development from The Chinese University of Hong Kong. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers. Mr. Woo has over 20 years of experience in the telecommunications industry.

Save as aforesaid, Mr. Woo has not held any other positions with the Company or other members of the Company’s group nor held any directorships in other listed public companies. Mr. Woo does not have any relationships with any other Directors, senior management, substantial or controlling shareholders of the Company. As at today’s date, Mr. Woo does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Woo’s appointment as an Executive Director of the Company is for an initial term ending on 31 December 2005 subject to his re-election as and when required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the articles of association of the Company and the continued approval of the Board. As an Executive Director of the Company, Mr. Woo is entitled to an annual fee of US$35,000 (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Executive Directors of the Company and benchmarked against the industry and prevailing market conditions.

There are no other matters that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:

Mr. LUI Pok Man, Dennis	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY

Non-executive Directors:

Mr. FOK Kin-ning, Canning

Mrs. CHOW WOO Mo Fong, Susan

Mr. Frank John SIXT

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 7 March 2005

Exhibit 1.5

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

HIGHLIGHTS

	2004		2003		Changes
Profit attributable to shareholders	HK$	97 million	HK$	53 million	83%
Basic earnings per share		1.48 cents		1.08 cents	37%

*	Profit attributable to shareholders increased 83% to HK$97 million
*	EBIT improved 66% to reach HK$197 million, after excluding one-off gains from Universal Service Contribution refund and government rates adjustment in 2003
*	Basic earnings per share increased 37% to reach 1.48 cents

CHAIRMAN’S STATEMENT

RESULTS

We are pleased to report that following the combination of Vanda Group1, HGC Group2 and PowerCom Group3 in March 2004, Hutchison Global Communications Holdings Limited (formerly, Vanda Systems & Communications Holdings Limited) (the “Company”) and its subsidiaries and associates (the “Group”) achieved strong growth in all areas of their business. Such growth translates into profit attributable to shareholders for the year ended 31 December 2004 in the amount of HK$97 million, representing an improvement of 83% over the previous year. Basic earnings per share increased by 37% to reach 1.48 cents. In terms of revenue and profit growth, we believe the performance of the Group’s telecommunications business compares very favourably with those achieved by the other fixed telecommunications network licence holders in Hong Kong.

DIVIDEND

Despite the net profits4 recorded over the past two years, the Company is not in a position to pay a dividend until its accumulated losses from previous years are written off. Management has been focusing on the necessary formalities to be addressed for eliminating such accumulated losses in order to place the Board in a position to consider recommending a dividend payment in the near future. For the year ended 31 December 2004, the Directors do not recommend the payment of dividend.

OPERATIONS

During the past year, competition intensified in all segments of the telecommunications market including those segments which had previously been dominated by a limited number of operators. Such intensive competition resulted in severe price erosion and caused several well-established players to exit the market. As prices have fallen to very affordable levels, consumers increasingly favour operators which can provide superior technical and service qualities, reliabilities and value added solutions.

We pride ourselves on our state-of-the-art fibre-to-the-building network infrastructure, recognized as one of the most advanced not just in Hong Kong but also in the world. Our network enables us to offer a whole spectrum of voice, data, video, multi-media and broadband applications at a very high transmission speed. As we continue to expand our network coverage in Hong Kong to reach more than 1.2 million households and over 5,000 buildings, we are now providing premium telecommunications services to all segments of the territory’s residential and business markets. The superior quality of our network is attested by the many recognitions from consumer bodies and market commentators over the past years.

Building upon this solid foundation, the number of subscribers for our residential voice and broadband services grew by 17% to 248,000 and 47% to 175,000 respectively over 2003, and our data service revenue improved by 13% during the year, amid significant price fall. Our clients include all major fixed-line and mobile service providers, many international retail and investment banks, a large number of statutory and quasi-governmental bodies, hospitals, schools and some mission-critical institutions like the Hong Kong Jockey Club. Recently, content service providers like Galaxy Satellite Broadcasting Limited chose to cooperate with us to deliver innovative infotainment contents to Hong Kong households and fast growing global Internet telephony provider, Skype Technologies S.A., entered into a co-branding agreement with us to promote their service in the territory. It is expected that these cooperations will increase customer intake for our residential broadband services and add to the range of bundled products we can offer to our customers. It also demonstrates our distinctive position within the industry making us the partner of choice for launching new broadband applications and services.

On the international front, we have established an international team to provide regional and international telecommunications services several years ago. In anticipation of an upsurge in demand as prices continue to fall, the team has forged strong alliances with major telecommunications operators across the globe and has established presence outside Hong Kong including Malaysia, the Philippines, Singapore, Taiwan, Thailand and the United States, and in Mainland China—Beijing, Shanghai and Shenzhen. These arrangements allow the Group to deal directly with carriers and corporations with local and regional presence for the provision of a full range of telecommunications services. In 2004, we have more than doubled our traffic volume and capacity with such carriers and corporations for both voice and data services. By the end of 2004, our interconnection arrangements with international carriers stand at 77, an increase of 30 over last year.

Our international platform spans and connects to many major countries across the globe as well as emerging markets such as Vietnam and Russia. The platform is established on basis of indefeasible right of use and leases together with a variety of cooperation arrangements with international operators. Playing a leading role in the industry, we established in 2004 the world’s first Ethernet to Ethernet services with top broadband carriers in South Korea and Taiwan. Recently, we have also embarked on the setting up of a private internet peering arrangement with PCCW Limited and New World Telecommunications Limited to strengthen our management of bandwidth and Internet access. For communications to and from Mainland China, our direct connections with major mainland operators are capable of delivering a transmission speed of 22.5Gbit/s (gigabits per second) which exceeds those offered by any other fixed-line telecommunications operators in Hong Kong with direct fibre land links to Mainland China. Our international circuits are directly connected to our self-managed local loops in Hong Kong, enabling us to provide one-stop services to our customers.

Our telecommunications services division contributed EBIT5 of HK$174 million for 2004, an improvement of 47% over 2003 (after excluding one-off gains of HK$24 million from Universal Service Contribution refund and HK$24 million from government rates adjustment in 2003). The exciting growth prospect of the Group has continued to attract promising talents across the industry.

As regards our IT solutions division, we are encouraged by the results achieved in 2004. For the period from the combination on 12 March 2004 to 31 December 2004, EBIT generated by our IT business amounted to HK$23 million. This is in sharp contrast with loss from operating activities of HK$52 million incurred for the 9-month period ended 31 December 2003.

OUTLOOK

The overall market sentiment has recently improved and a healthy growth in the Hong Kong’s economy is generally expected for 2005. Increasing inbound and outbound PRC investment activities, as well as the recent tourism boom are both expected to benefit the resurgent economy. The outlook for the Asian region is also positive. This positive sentiment is expected to increase the demand for both local and international bandwidth and also boost spending in telecommunications and IT projects in the business sector.

Looking ahead, we will continue to leverage our state-of-the-art network and capitalise on the many advantages it offers, particularly in the rollout of new broadband products employing modern Internet Protocol-based (“IP”) technology. As our network is already voice over Internet protocol (“VoIP”) enabled, we are now working towards integration of fixed and mobile services in our efforts to establish a most powerful next generation network.

The Group is in a privileged position of being a member of the Hutchison Whampoa Limited Group that engages in fixed-line telecommunications business on a global basis. Accordingly, it is in a favourable position to satisfy intra-group demand for bandwidth and fixed-line telecommunications services and pursue new ventures with the affiliated mobile telephone operations.

With our network coverage now spanning over 800,000 kilometres of core fibre optical cable in Hong Kong, and serving over 50 cities across the globe, we consider that it is the appropriate time for more intense marketing activities. Our aim is to make the Group a household name not only in Hong Kong but also in Asia. Whilst the future is full of challenges, we are confident of becoming a formidable player in both Hong Kong and the region.

I would like to take this opportunity to thank the Board of Directors and all of the Group’s employees for their hard work, support and dedication.

Fok Kin-ning, Canning

Chairman

Hong Kong, 7 March 2005

[1]	Vanda Systems & Communications Holdings Limited and its subsidiaries and associates
[2]	Hutchison Global Communications Investments Limited and its subsidiaries
[3]	PowerCom Network Hong Kong Limited and its subsidiaries
[4]	Net profits represent profit attributable to shareholders as shown in the consolidated profit and loss account for the year ended 31 December 2004 and 2003 respectively.
[5]	EBIT represents operating profit or earnings before finance costs, share of loss of an associated company, taxation and minority interests.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004

	Note	2004 HK$’000	2003 HK$’000
Turnover	3	2,720,610	1,601,130
Cost of sales		(1,715,274)	(805,341)

		1,005,336	795,789

Other revenues		16,522	7,407
Selling, general and administrative expenses		(358,317)	(223,858)
Depreciation and amortisation		(466,505)	(412,268)

Operating profit	3	197,036	167,070

Finance costs	4	(95,272)	(114,230)
Share of loss of an associated company		(217)	—

Profit before taxation		101,547	52,840
Taxation	5	(3,437)	—

Profit after taxation		98,110	52,840
Minority interests		(1,598)	—

Profit attributable to shareholders		96,512	52,840

Basic earnings per share	6	1.48 cents	1.08 cents

Diluted earnings per share	6	1.33 cents	N/A

CONSOLIDATED BALANCE SHEET

At 31 December 2004

	Note	2004 HK$’000	2003 HK$’000
Non-current assets
Fixed assets		6,404,430	6,045,145
Goodwill		34,756	—
Prepaid capacity and maintenance		1,238,455	1,277,627
Prepaid network costs		184,975	125,458
Interests in an associated company		3,018	—
Pension assets		670	422
Long term investment		—	—
Other investments		—	—

		7,866,304	7,448,652

Current assets
Inventories		18,589	—
Trade receivables	7	539,915	168,293
Other receivables, deposits and prepayments		86,110	22,087
Tax recoverable		2,971	—
Due from an immediate holding company		562	193
Due from fellow subsidiaries		40,178	46,753
Pledged bank deposits		10,068	—
Cash and bank balances		135,312	8,446

		833,705	245,772

Current liabilities
Trade payables	8	170,303	278,975
Tax payable		15,643	—
Other creditors and accruals		591,087	311,159
Deferred income		403,090	355,790
Due to an intermediate holding company		9,643	16,401
Due to fellow subsidiaries		7,845	232
Current portion of finance lease		41	—
Interest-bearing loans and overdrafts		163,286	1,239

		1,360,938	963,796

Net current liabilities		(527,233)	(718,024)

Total assets less current liabilities		7,339,071	6,730,628

Non-current liabilities
Finance lease payable		90	—
Long term loan from an intermediate holding company		—	3,423,981
Long term loans from a fellow subsidiary		3,865,828	—
Convertible note		3,200,000	—
Bank and other loans		31,199	14,653
Deferred taxation		265	—

		7,097,382	3,438,634
Minority interests		5,162	—

Net assets		236,527	3,291,994

Capital and reserves
Issued equity		2,125,569	5,278,364
Reserves		(1,889,042)	(1,986,370)

Shareholders’ funds		236,527	3,291,994

1	Reverse Acquisition Accounting

The consolidated financial statements have been prepared based on the reverse acquisition method following the requirements under Hong Kong Financial Reporting Standard (“HKFRS”) 3, “Business Combinations” in accounting for the transaction whereby the businesses of Vanda Systems & Communications Holdings Limited (“Vanda”), Hutchison Global Communications Investments Limited (“HGC”) and PowerCom Network Hong Kong Limited (“PowerCom”) (collectively “the Group”) were consolidated as from the acquisition date of 12 March 2004. Pursuant to the requirements under HKFRS 3, HGC is deemed to be the effective acquirer of Vanda. The consolidated financial statements have been prepared as a continuation of the consolidated financial statements of HGC and its subsidiaries (the “HGC Group”). Accordingly, the consolidated financial statements for 2004 represent the consolidated financial statements of HGC, and the results of Vanda are included in the consolidated financial statements from the acquisition date.

The acquisition of Vanda and PowerCom is accounted for by using the purchase method. Under this method, the identifiable assets and liabilities of Vanda and PowerCom were assessed at their fair value at 12 March 2004. Under HKFRS 3, the deemed consideration is determined based on the fair value of the equity instruments deemed to have been issued by HGC to the shareholders of Vanda or the fair value of the equity instruments of Vanda before the business combination. The determination of the deemed consideration requires the exercise of significant judgement, including considering factors such as published market prices and volumes of trading for quoted instruments and other factors. The Directors have made an estimation of the deemed consideration based on all the relevant and available facts and information, and the difference between the deemed consideration and the fair value of the identifiable assets and liabilities of Vanda and PowerCom amounting to approximately HK$35 million, has been accounted for as goodwill arising from the acquisition in the consolidated balance sheet.

The 2003 comparative figures represent the consolidated financial statements of HGC Group only.

2.	Basis of Preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with the accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The financial statements are prepared under the historical cost convention except that of other investments and investment properties, which are stated at fair values.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. In the current year, the Group has early adopted the following new HKFRSs:

HKAS 36 Impairment of Assets

HKAS 38 Intangible Assets

HKAS 40 Investment Property

HKFRS 3 Business Combinations

HKAS-INT 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets

Except for the adoption of HKFRS 3 “Business Combinations” to account for reverse acquisition as set out in Note 1, the adoption of the above new HKFRSs had no material effects on the Group’s results.

The Group has not early adopted other new HKFRSs except for those mentioned above in the financial statements for the year ended 31 December 2004.

The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

At 31 December 2004, the Group had net current liabilities of HK$527,233,000 and significant capital expenditure contracted but not provided for of HK$637,922,000. The Group has obtained loan facilities amounting to HK$4.4 billion from Hutchison Telecommunications International (HK) Limited, a fellow subsidiary of the Company, of which approximately HK$3.9 billion has been utilised as at 31 December 2004. With these loan facilities continued to be available to the Group for a period of at least twelve months, the Directors are of the opinion that the Group will be able to meet its liabilities as they fall due and to continue in business for a period of at least twelve months from the date of this report. Consequently, the Directors have prepared the financial statements on a going concern basis.

3.	Segment Information

Segment information is presented in respect of the Group’s primary business segment and secondary geographical segment.

Business segment:

	Telecommunications Services		IT Solutions		Consolidated
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Segment revenue:
Turnover	1,904,179	1,601,130	816,431	—	2,720,610	1,601,130

Segment results:
Segment profit before amortisation and depreciation	636,149	579,338	27,392	—	663,541	579,338
Amortisation and depreciation	(461,669)	(412,268)	(4,836)	—	(466,505)	(412,268)

Operating profit	174,480	167,070	22,556	—	197,036	167,070
Share of losses of an associated company	—	—	(217)	—	(217)	—

Profit before finance costs and taxation	174,480	167,070	22,339	—	196,819	167,070

Finance costs					(95,272)	(114,230)
Taxation					(3,437)	—

Profit after taxation					98,110	52,840
Minority interests					(1,598)	—

Profit attributable to shareholders					96,512	52,840
Capital expenditures	735,510	1,297,717	4,720	—	740,230	1,297,717

Segment assets	8,209,859	7,694,424	449,405	—	8,659,264	7,694,424
Goodwill	34,756	—	—	—	34,756	—
Interests in an associated company	—	—	3,018	—	3,018	—

	8,244,615	7,694,424	452,423	—	8,697,038	7,694,424

Unallocated assets					2,971	—

Total assets					8,700,009	7,694,424

Segment liabilities	894,776	962,557	287,192	—	1,181,968	962,557

Unallocated liabilities					7,260,444	3,439,873
Current and deferred tax					15,908	—

Total liabilities					8,458,320	4,402,430

Geographical segment:

	Hong Kong and Macau		Mainland China		Rest of Asia		Consolidated
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Segment revenue:
Turnover	2,099,484	1,601,130	187,313	—	433,813	—	2,720,610	1,601,130

Operating profit	163,334	167,070	18,048	—	15,654	—	197,036	167,070

Capital expenditures	737,234	1,297,717	2,279	—	717	—	740,230	1,297,717

Segment assets	8,333,421	7,694,424	146,756	—	179,087	—	8,659,264	7,694,424
Goodwill	34,756	—	—	—	—	—	34,756	—
Interests in an associated company	—	—	3,018	—	—	—	3,018	—

	8,368,177	7,694,424	149,774	—	179,087	—	8,697,038	7,694,424

Unallocated assets							2,971	—

Total assets							8,700,009	7,694,424

4.	Finance Costs

	2004 HK$’000	2003 HK$’000
Interest on:	3,474	—
Bank loans, overdrafts and supplier loans and other loans wholly repayable within five years
Bank loans and other loans not wholly repayable within five years	1,143	52,736
Finance lease	12	—
Convertible note	25,862	—
Loans from an intermediate holding company	51,777	34,433
Loans from a fellow subsidiary	25,441	—
Unamortised prepaid finance costs written off	—	51,150

	107,709	138,319
Less: interest capitalised in fixed asset	(12,437)	(24,089)

	95,272	114,230

The capitalisation rate applied to fund borrowed is between 1.9% and 2.6% per annum (2003: 1.9% and 3.4%).

5. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$’000	2003 HK$’000
Current taxation
- Hong Kong	497	—
- Outside Hong Kong	3,313	—
Deferred taxation relating to the origination and reversal of temporary differences	(373)	—

	3,437	—

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the taxation rate of the countries concerned as follows:

	2004 HK$’000	2003 HK$’000
Profit before taxation	101,547	52,840

Notional tax calculated at rates applicable to profits/(losses) in the countries concerned	20,047	8,640
Income not subject to taxation	(1,935)	(76)
Expenses not deductible for taxation purpose	6,454	100
Utilisation of previously unrecognised tax losses	(41,641)	(8,664)
Tax losses and temporary differences not recognized	20,512	—

	3,437	—

6.	Earnings Per Share

Under the reverse acquisition accounting, the 4,875,000,000 ordinary shares issued by the Company to acquire HGC are deemed to be the number of ordinary shares outstanding on 1 January 2003 for the purpose of computing earnings per share.

The calculation of the basic earnings per share is based on the Group’s profit attributable to shareholders for the year ended 31 December 2004 of HK$96,512,000 (2003: HK$52,840,000) and the weighted average of 6,509,133,564 ordinary shares in issue during the year ended 31 December 2004 (2003: 4,875,000,000 ordinary shares).

The calculation of diluted earnings per share for the year ended 31 December 2004 is based on the Group’s profit attributable to shareholders for the year of HK$96,512,000, adjusted for the interest saved in conversion of the convertible note of HK$25,792,000. The weighted average number of ordinary shares used in the calculation is 6,509,133,564 ordinary shares in issue during the year, adjusted for the weighted average of 204,435 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all outstanding share options, and for the weighted average of 2,686,703,096 ordinary shares assumed to have been converted from the convertible note.

7.	Trade Receivables

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses in which they operate. For telecommunications services provided to mass market customers, the average credit period ranges from 30 to 60 days. The credit terms given to other customers vary and are generally based on the financial strength of individual customers.

	2004 HK$’000	2003 HK$’000
Current to 30 days	272,576	100,746
31 to 90 days	136,052	67,179
Over 90 days	131,287	368

	539,915	168,293

8.	Trade Payables

The aged analysis of trade payables at the balance sheet date is as follows:

	2004 HK$’000	2003 HK$’000
Current to 30 days	69,582	8,607
31 to 90 days	38,365	69,655
Over 90 days	62,356	200,713

	170,303	278,975

GROUP CAPITAL RESOURCES AND LIQUIDITY

At 31 December 2004, the Group’s cash and bank balances (excluding pledged bank deposits) were HK$135 million (31 December 2003: HK$8 million) of which 15% were denominated in Hong Kong dollars, 22% in Singapore dollars, 21% in Renminbi, 25% in US dollars and 17% in other currencies.

At 31 December 2004, the Group’s borrowings of HK$7,260 million (31 December 2003: HK$3,440 million) were 99% denominated in Hong Kong dollars with the balance in other currencies.

At 31 December 2004, approximately 45% of the Group’s borrowings bore interest at fixed rates and the remaining 55% were at floating rates.

The net debt to net capital ratio6 of the Group as at 31 December 2004 was approximately 97% (31 December 2003: 51%). Excluding the loans and convertible note due to companies controlled by Hutchison Whampoa Limited, the ultimate holding company of the Group, the net debt to net capital ratio of the Group as at 31 December 2004 was approximately 17% (31 December 2003: 0.23%).

The Group’s capital expenditures have dropped to HK$740 million (2003: HK$1,298 million). Capital expenditures are shown by business segment in Note 3 above.

[6]	Net debt is defined as total borrowings (excluding finance lease payable) net of total cash and cash equivalents (including pledged bank deposits). Net capital is defined as net debt plus issued equity, reserves and minority interests.

DIVIDEND

The Directors do not recommend the payment of dividend for the year ended 31 December 2004 (2003: nil)

TREASURY POLICIES

The Group adopts a conservative and balanced treasury policy. At 31 December 2004, the Group had no material exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

PLEDGE OF ASSETS

As at 31 December 2004, other than the pledged deposits which were disclosed on the consolidated balance sheet, certain of the Group’s leasehold land and buildings with a net book value of HK$6 million (31 December 2003: nil) and investment properties with carrying value of HK$19 million (31 December 2003: nil) were pledged as security for banking facilities granted to the Group. The net book value of the Group’s fixed assets held under finance leases amounted to HK$0.1 million (31 December 2003: nil).

CONTINGENT LIABILITIES

At 31 December 2004, the Group had provided guarantees given to banks for facilities granted to subsidiaries of HK$169 million (31 December 2003: nil) and guarantees given to suppliers for credit lines granted to subsidiaries of HK$42 million (31 December 2003: nil). At 31 December 2004, the Group had provided performance guarantees amounted to HK$5 million (31 December 2003: HK$4 million) and for utility deposit in lieu of cash deposit of HK$4 million (31 December 2003: HK$9 million).

COMMUNITY AND EMPLOYEES’ RELATIONS

The Group received a Caring Company Award from the Hong Kong Council of Social Service for its effort placed in the community. The need for care and concern within the community was particularly pronounced during the Severe Acute Respiratory Syndrome (“SARS”) outbreak. During this difficult time, HGC took the lead, providing free “Video Visit Service” for SARS patients in Princess Margaret Hospital and Wong Tai Sin Hospital, enabling “face-to-face” communication platform for those kept stayed in the hospitals with the outside community.

At 31 December 2004, the Group employed a work force of 2,135 with 1,476 in HK, 522 in PRC, 136 in South-East Asia and 1 in US (31 December 2003: 1,346) and the related employee cost for the year ended, including Director’s emoluments, totalled HK$454 million (2003: HK$359 million). The Group maintains the salary and benefit levels at a competitive level and its employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus system.

PURCHASE, SALE OR REDEMPTION OF THE LISTED SECURITIES OF THE COMPANY

During the year, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s ordinary shares. In addition, the Company has not redeemed any of its ordinary shares during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company meets the code provisions set out in the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005, except that the Director holding office as chairman and/or the Director appointed to the position of chief executive officer of the Company are not subject to retirement by rotation. Such provision will be amended to comply with the Code.

GENERAL INFORMATION

The consolidated results of the Company and its subsidiaries for the year ended 31 December 2004 have been reviewed by the audit committee of the Company and audited by the Company’s auditors, PricewaterhouseCoopers. The auditors have issued an unqualified opinion. The auditor’s report will be included in the Annual Report to shareholders.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 5 May 2005. Notice of the Annual General Meeting will be published and issued to shareholders in due course.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)

Mr. LAI Kai Ming, Dominic (Deputy Chairman)

Mrs. CHOW WOO Mo Fong, Susan

Mr. Frank John SIXT

Mr. Dennis Pok Man LUI

Mr. WONG King Fai, Peter

Mr. KAN Ka Wing, Frankie

Ms. CHAN Wen Mee, May

Mr. LAM Hon Nam

Mr. Tuan LAM Mr. YANG Paul Chunyao (alternate to Mr. Tuan Lam) Independent Non-executive Directors: Mr. CHENG Ming Fun, Paul Mr. CHEONG Ying Chew, Henry Dr. LAM Lee G.

*	for identification purpose only

A member of Hutchison Telecom Group